ACCEPTANCE INSURANCE COMPANIES INC.
                          EMPLOYEE STOCK OWNERSHIP AND
                            TAX DEFERRED SAVINGS PLAN

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997

                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K


(Mark One)

              (X) ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                                   For the Year Ended December 31, 1998

                                                    OR

              (  )    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                                    For the Transition Period from  to
                                          Commission File Number

                               A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                       ACCEPTANCE INSURANCE COMPANIES INC.
             EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN

                               B. Name of the issuer to the securities held pursuant to the Plan and the address of its principal executive office:

                       ACCEPTANCE INSURANCE COMPANIES INC.
                             ONE CENTRAL PARK PLAZA
                       222 SOUTH 15TH STREET, SUITE 600 NORTH
                              OMAHA, NEBRASKA 68102

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                          ACCEPTANCE INSURANCE COMPANIES INC.
                                          EMPLOYEE STOCK OWNERSHIP AND TAX
                                          DEFERRED SAVINGS PLAN


       June 29, 1999                          /s/ Georgia M. Mace
Date ______________________               By ______________________
                                              Georgia M. Mace
                                              Plan Administrator

                              REQUIRED INFORMATION

Plan financial statements and schedules are prepared in accordance with the financial reporting requirements of ERSIA and are included there in as listed in the table of contents below.




                                    CONTENTS




(a)    Financial Statements and Annual Report Schedules

       Independent Auditors' Report
       Statement of Net Assets Available for Benefits,
           December 31, 1998
       Statement of Net Assets Available for Benefits,
           December 31, 1997
       Statement of Changes in Net Assets Available for Benefits
           for the Year Ended December 31, 1998
       Statement of Changes in Net Assets Available for Benefits
           for the Year Ended December 31, 1997
       Notes to Financial Statements
(b)    Annual Report Schedules

       Item 27a - Schedule of Assets Held for Investment
           Purposes, December 31, 1998
       Item 27a - Schedule of Assets Held for Investment
           Purposes Which Were Both Acquired and Disposed of Within the Plan Year
       Item 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1998

(c)    Exhibits

       Exhibit 23 - Independent Auditors' Consent




Schedules not filed herewith are omitted because of the absence of the conditions under which they are required.

                          TIGHE, MASSMAN & NELSON, P.C.
                          CERTIFIED PUBLIC ACCOUNTANTS

                                13310 "I" Street
                              Omaha, Nebraska 68137
                                 (402) 330-7099
                               FAX (402) 330-0809

J. William Tighe, C.P.A. (1930-1989)
Michael L. Massman, C.P.A.


George E. Nelson, C.P.A.
Dean M. Broich, C.P.A.
James A. Reinig, C.P.A.
      _______

G. Michael Gillain


                          INDEPENDENT AUDITORS' REPORT
                          _____________________________


Administrative Committee
Acceptance Insurance Companies Inc.
Employee Stock Ownership and Tax
   Deferred Savings Plan
Omaha, Nebraska


         We have audited the accompanying statements of net assets available for benefits of Acceptance Insurance Companies Inc. Employee Stock Ownership and Tax Deferred Savings Plan (the Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Acceptance Insurance Companies Inc. Employee Stock Ownership and Tax Deferred Savings Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

         Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental annual report schedules are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                             /s/ Tighe, Massman & Nelson, P.C.

                                                 Certified Public Accountants


June 3, 1999
Omaha, Nebraska

                      ACCEPTANCE INSURANCE COMPANIES INC.
            EMPLOYEE STOCK OWNERSHIP AND TAX DEFERREDD SAVINGS PLAN
                   STATEMENT OF ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1998



                                                                       PARTICIPANT DIRECTED
                                   ________________________________________________________________________________________________
                                    Guaranteed                                                Capital       Acceptance
                                    Interest        Market         Balanced     Income        Appreciation  Common
                                    Contracts       Funds          Portfolio    Portfolio     Portfolio     Stock Fund       Other
                                   ____________   __________     ____________   __________   _____________ ____________ ___________
Assets:

Investments at Fair Value:
   Acceptance Insurance Companies
     Inc. Common Stock              $        -   $        -      $        -     $        -    $        -   $1,434,551   $        -
   Money Market Fund                   196,298      420,744         814,148        329,546       557,370       12,772      185,601
   U.S. Government & Agencies
     Securities                              -            -         845,605        609,984             -            -            -
   Corporate Bonds                           -            -         242,995        265,998     2,311,008            -            -
   Common Stock                              -            -         905,940        179,376     5,158,810            -            -
   Preferred Stock                           -            -          98,944        107,267             -            -            -
   Unit Investment Trust             1,049,550            -               -              -             -            -            -
   Participant Loans                         -            -               -              -             -            -      507,951

Investments at Contract Value:
  Guaranteed Interest Contracts              -            -               -              -             -            -            -
  Certificate of Deposit                     -            -               -              -             -            -            -

Receivables:
   Employer Contributions                    -            -               -              -             -            -    1,258,174
   Employee Contributions                    -            -               -              -             -            -            -
   Accrued Interest                      1,616        1,627          21,721         14,941        54,675           35          144
                                   ____________   __________     ___________    ___________   ___________  ___________  ___________
   Total Assets
                                     1,247,464      422,371       2,929,353      1,507,112     8,081,863    1,447,358    1,951,870
                                   ____________   __________     ___________    ___________   ___________  ___________  ___________

Liabilities

   ESOP Loan                                 -            -               -              -             -            -            -
                                   ____________   ___________   ____________    ___________   ___________   __________  ___________

    Total Liabilities                        -            -               -              -             -            -            -
                                   ____________   __________    ____________    ___________   ___________  ___________  ___________

Net Assets Available for
  Benefits                          $1,247,464   $  422,371      $2,929,353     $1,507,112    $8,081,863   $1,447,358   $1,951,870
                                   ============   ==========    ============    ===========   ===========  ===========  ===========

                       ACCEPTANCE INSURANCE COMPANIES INC.
             EMPLOYEE STOCK OWNERSHIP AND TAX DEFERREDD SAVINGS PLAN
                   STATEMENT OF ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1998



                                              NON-PARTICIPANT
                                                 DIRECTED
                                  ________________________________________
                                              Employee Stock
                                                Ownership

                                    Allocated    Unallocated       Total
                                  ____________   ____________   ___________
Assets:

Investments at Fair Value:
   Acceptance Insurance Companies
     Inc. Common Stock             $1,112,454     $ 230,283      $2,777,288
   Money Market Fund                      281             -       2,516,760
   U.S. Government & Agencies
    Securities                              -             -       1,455,589
   Corporate Bonds                          -             -       2,820,001
   Common Stock                             -             -       6,244,126
   Preferred Stock                          -             -         206,211
   Unit Investment Trust                    -             -       1,049,550
   Participant Loans                        -             -         507,951

Investments at Contract Value:
   Guaranteed Interest Contracts            -             -               -
   Certificate of Deposit                   -             -               -

Receivables:
   Employer Contributions                   -             -       1,258,174
   Employee Contributions                   -             -               -
   Accrued Interest                         1             -          94,760
                                   ___________    __________   _____________

     Total Assets                   1,112,736       230,283      18,930,410
                                   ___________    __________   _____________

Liabilities

   ESOP Loan                                -       125,094         125,094
                                   ___________    __________   _____________

     Total Liabilities                      -       125,094         125,094
                                   ___________    __________   _____________

Net Assets Available for
   Benefits                        $1,112,736     $ 105,189     $18,805,316
                                   ===========    ==========    ============



                The accompanying notes are an integral part of these financial statements.

                       ACCEPTANCE INSURANCE COMPANIES INC.
             EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                       PARTICIPANT DIRECTED
                                       ____________________________________________________________________________________________

                                        Guaranteed                                             Capital       Acceptance
                                        Interest       Market      Balanced       Income       Appreciation  Common
                                        Contracts      Funds       Portfolio      Portfolio    Portfolio     Stock Fund     Other

                                       ____________  __________   ___________   ___________  _____________  ____________  _________
Assets:

Investments at Fair Value:
    Acceptance Insurance Companies
        Inc. Common Stock             $        -     $        -    $        -    $        -   $        -     $1,536,511  $        -
    Money Market Fund                     85,412        275,085        22,097         9,090      643,185          5,292           -
    U.S. Government & Agencies
       Securities                              -              -       585,374       272,421      419,225              -           -
    Corporate Bonds                            -              -       277,642       217,145    1,798,714              -           -
    Common Stock                               -              -     1,054,248       203,986    4,477,643              -           -
    Preferred Stock                            -              -        28,626        26,163            -              -           -
    Mutual Funds                         817,844              -             -             -            -              -           -
    Participant Loans                          -              -             -             -            -              -     449,252

Investments at Contract Value:
    Guaranteed Interest Contracts         18,181              -             -             -            -              -           -
    Certificate of Deposit               174,935              -             -             -            -              -           -

Receivables:
    Employer Contributions                     -              -             -             -            -              -   1,066,917
    Employee Contributions                     -              -             -             -            -              -     151,796
    Accrued Interest                      13,439          1,341        15,603         8,203       56,093              8           -
                                     ____________     __________  ____________  ____________ ____________   ____________ __________

      Total Assets                     1,109,811        276,426     1,983,590       737,008    7,394,860      1,541,811   1,667,965
                                     ____________     __________  ____________  ____________ ____________   ____________ __________

Liabilities

    ESOP Loan                                  -              -             -             -            -              -           -
                                     ____________     __________  ____________  ____________ ____________   ____________ __________

      Total Liabilities                        -              -             -             -            -              -           -
                                     ____________     __________  ____________  ____________ ____________   ____________ __________

Net Assets Available for
    Benefits                          $1,109,811     $  276,426    $1,983,590    $  737,008   $7,394,860     $1,541,811  $1,667,965
                                     ============     ==========  ============  ============ ============   ============ ==========

                       ACCEPTANCE INSURANCE COMPANIES INC.
             EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                NON-PARTICIPANT
                                                    DIRECTED
                                      ______________________________________
                                                 Employee Stock
                                                   Ownership

                                       Allocated      Unallocated     Total
                                      ____________    ____________ ____________
Assets:

Investments at Fair Value:
    Acceptance Insurance Companies
       Inc. Common Stock              $1,411,776       $369,585    $ 3,317,872
    Money Market Fund                         30              -      1,040,191
    U.S. Government & Agencies
       Securities                              -              -      1,277,020
    Corporate Bonds                            -              -      2,293,501
    Common Stock                               -              -      5,735,877
    Preferred Stock                            -              -         54,789
    Mutual Funds                               -              -        817,844
    Participant Loans                          -              -        449,252

Investments at Contract Value:
    Guaranteed Interest Contracts              -              -         18,181
    Certificate of Deposit                     -              -        174,935

Receivables:
    Employer Contributions                     -              -      1,066,917
    Employee Contributions                     -              -        151,796
    Accrued Interest                           -              -         94,687
                                      ___________     __________   ____________

      Total Assets                     1,411,806        369,585     16,492,862
                                      ___________     __________   ____________

Liabilities

    ESOP Loan                                  -        168,098        168,098
                                      ___________     __________   ____________

      Total Liabilities                        -        168,098        168,098
                                      ___________     __________   ____________

Net Assets Available for
    Benefits                          $1,411,806       $201,487    $16,324,764
                                      ===========     ==========   ============

                The accompanying notes are an integral part of these financial statements.

                       ACCEPTANCE INSURANCE COMPANIES INC.
             EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1998



                                                                       PARTICIPANT DIRECTED
                                   _______________________________________________________________________________________________

                                      Guaranteed                                              Capital       Acceptance
                                      Interest          Market      Balanced     Income       Appreciation  Common
                                      Contracts         Funds       Portfolio    Portfolio    Portfolio     Stock Fund     Other
                                   ______________   ____________   ___________  ___________  ____________   ___________  ___________
Additions:
Investment Income:
    Interest                         $   14,782     $    16,951    $   80,969   $   53,747   $  255,979    $      391   $   46,401
    Dividends                               -                -         15,459        8,644       65,702           -           -
    Realized Gain                         2,152              -        198,650       90,621      187,237        51,175         -
    Unrealized Gain (Loss)               59,180              -         (7,175)     (23,506)    (370,101)     (334,960)        -
                                   ______________    ___________   ____________   __________   __________  ____________  _________

                                         76,114          16,951       287,903      129,506      138,817      (283,394)      46,401
                                   ______________    ___________   ____________   __________    _________  ____________  _________

Allocation of 3,909 shares of
    Company Stock at Market                 -                -             -            -           -             -            -
                                   ______________    ___________   ____________   __________    _________  ____________  _________

Contributions:
    Employee                            149,080          61,331       484,407      184,195      795,046       155,769          -
    Employee Rollovers                   15,493          40,188        67,820       25,938       54,284        27,028          -
    Employer                            104,539          52,002       325,779      121,243      548,672       105,940          -
    Interest Paid by Acceptance
       on behalf of Plan                    -                -             -            -           -             -            -
                                   ______________     __________    ___________    _________   __________   ___________  _________

                                        269,112         153,521       878,006      331,376    1,398,002       288,737          -
                                   ______________     __________    ___________    _________   __________   ___________  _________

    Total Additions                     345,226         170,472     1,165,909      460,882    1,536,819         5,343       46,401
                                   ______________     __________    ___________    _________   __________    __________  __________

Deductions:
    Distributions to Plan
     Participants                        67,182          34,860       164,772       45,203      407,716       115,367       20,032
    Allocation of 3,909 Shares of
        Company Stock at Market             -                -             -            -            -            -             -
    Interest on ESOP Loan                   -                -             -            -            -            -             -
                                   ______________     ___________   __________  ___________    _________    __________   _________

    Total Deductions                     67,182          34,860       164,772       45,203      407,716       115,367       20,032
Net Transfer of Assets (to) from       (140,391)         10,333       (55,374)     354,425     (442,100)       15,571      257,536
                                   ______________     ___________   __________  ___________    __________   __________   _________

Net Increase (Decrease)                 137,653         145,945       945,763      770,104      687,003       (94,453)     283,905

Net Assets Available for Benefits
    Beginning of Year                 1,109,811         276,426     1,983,590      737,008    7,394,860     1,541,811    1,667,965
                                   ______________     ___________   __________  ___________   ___________  _________    __________

Net Assets Available for Benefits
    End of Year                      $1,247,464     $   422,371    $2,929,353   $1,507,112   $8,081,863    $1,447,358   $1,951,870
                                   ==============   =============  ===========  ============ ============  ==========   ===========

                       ACCEPTANCE INSURANCE COMPANIES INC.
             EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1998




                                                  NON-PARTICIPANT
                                                     DIRECTED
                                     _________________________________________

                                                  Employee Stock
                                                    Ownership

                                      Allocated     Unallocated       Total
                                     ____________   ____________  _____________
Additions:
Investment Income:
    Interest                         $        62    $       -      $   469,282
    Dividends                                -              -           89,805
    Realized Gain                         68,095            -          597,930
    Unrealized Gain (Loss)              (291,838)       (44,998)    (1,013,398)
                                     ____________   ____________   ____________

                                        (223,681)       (44,998)       143,619
                                     ____________   ____________   ____________

Allocation of 3,909 shares of
    Company Stock at Market               94,304            -           94,304
                                     ____________   ____________   ____________

Contributions:
    Employee                                 -              -        1,829,828
    Employee Rollovers                       -              -          230,751
    Employer                                 -           43,004      1,301,179
    Interest Paid by Acceptance
       on behalf of Plan                     -           13,091         13,091
                                    _____________    ____________   ___________

                                             -           56,095      3,374,849
                                    _____________    ____________   ___________

         Total Additions                (129,377)        11,097      3,612,772
                                    _____________    ____________   ___________

Deductions:
    Distributions to Plan
       Participants                      169,693            -        1,024,825
    Allocation of 3,909 Shares of
        Company Stock at Market              -           94,304         94,304
    Interest on ESOP Loan                    -           13,091         13,091
                                    _____________    ____________   ___________

        Total Deductions                 169,693        107,395      1,132,220
Net Transfer of Assets (to) from               -              -              -
                                    _____________    ____________   ___________

Net Increase (Decrease)                 (299,070)       (96,298)     2,480,552

Net Assets Available for Benefits
    Beginning of Year                  1,411,806        201,487     16,324,764
                                    ____________     ____________   ___________

Net Assets Available for Benefits
    End of Year                      $ 1,112,736    $   105,189    $18,805,316
                                    ============    =============  ============

                The accompanying notes are an integral part of these financial statements.

                       ACCEPTANCE INSURANCE COMPANIES INC.
             EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                       PARTICIPANT DIRECTED
                                  _________________________________________________________________________________________________

                                     Guaranteed                                             Capital        Acceptance
                                     Interest       Market       Balanced       Income      Appreciation   Common
                                     Contracts      Funds        Portfolio      Portfolio   Portfolio      Stock Fund       Other
                                  ______________ ____________   ____________    __________ _____________  ____________   _________
Additions:
Investment Income:
    Interest                        $   19,690   $    15,428    $   52,706      $  26,921   $  196,151    $      299     $     -
    Dividends                              -             -          11,867          4,867       59,996           -             -
    Realized Gain                        4,683           -          25,867        123,512      829,747        24,420           -
    Unrealized Gain                         58           -          39,202         44,306      563,679       245,181           -
                                  _____________  ____________   ____________    __________  ____________  ___________    __________

                                        24,431        15,428       129,642        199,606    1,649,573       269,900           -
                                  _____________  ____________   ____________    __________  ____________  ___________    __________

Allocation of 3,628 shares of
    Company Stock at Market                -             -             -              -            -             -             -
                                  _____________  ____________    ___________    ___________ ____________  ___________    _________

Contributions:
    Employee                               -       1,544,134           -              -            -             -           40,137
    Employee Rollovers                  19,102         8,124        51,055         78,100       45,635         8,501            -
    Employer                               -         848,537           -              -            -             -          218,380
    Interest Paid by Acceptance
       on behalf of Plan                   -             -             -              -            -             -              -
                                  _____________   ___________     ___________   ___________ ____________  __________     __________

                                        19,102     2,400,795        51,055         78,100       45,635         8,501        258,517
                                  _____________   ___________     ___________   ___________ ____________  __________     __________

        Total Additions                 43,533     2,416,223       180,697        277,706    1,695,208       278,401        258,517
                                  _____________   ___________      ___________  ___________  ___________   __________    __________

Deductions:
    Distributions to Plan
       Participants                    104,782        56,402       150,169         32,257      320,999        68,149            -
    Allocation of 3,628 Shares of
        Company Stock at Market            -             -             -              -            -             -              -
    Interest on ESOP Loan                  -             -             -              -            -             -              -
                                   ____________   ___________      ___________  __________    __________    _________    __________

        Total Deductions               104,782        56,402       150,169         32,257      320,999        68,149            -
Net Transfer of Assets (to) from       250,932    (2,314,153)      896,547        133,909      693,710       208,915        130,140
                                   ____________   ____________      __________  ___________   __________     ________    __________

Net Increase                           189,683        45,668       927,075        379,358    2,067,919       419,167        388,657

Net Assets Available for Benefits
    Beginning of Year                  920,128       230,758     1,056,515        357,650    5,326,941     1,122,644      1,279,308
                                   ____________   _____________   ___________   ___________  __________   ___________     _________

Net Assets Available for Benefits
    End of Year                     $1,109,811   $   276,426    $1,983,590      $ 737,008   $7,394,860    $1,541,811     $1,667,965
                                   ============  ============== =============   =========== ===========   ===========    ==========

                       ACCEPTANCE INSURANCE COMPANIES INC.
             EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                               NON-PARTICIPANT
                                                  DIRECTED
                                   ________________________________________

                                                 Employee Stock
                                                  Ownership

                                     Allocated    Unallocated      Total
                                   ____________  ____________  _____________

Additions:
Investment Income:
  Interest                          $        24  $       -      $   311,219
  Dividends                                -             -           76,730
  Realized Gain                          14,976          -        1,023,205
  Unrealized Gain                       251,963       62,365      1,206,754
                                   ____________  ____________   ____________

                                        266,963       62,365      2,617,908
                                   ____________  ____________   _____________

Allocation of 3,628 shares of
  Company Stock at Market                66,193          -           66,193
                                   ____________  _____________   ____________

Contributions:
  Employee                                 -             -        1,584,271
  Employee Rollovers                       -             -          210,517
  Employer                                 -          39,893      1,106,810
  Interest Paid by Acceptance
     on behalf of Plan                     -          16,202         16,202
                                   ____________  _____________   ____________

                                           -          56,095      2,917,800
                                   ____________  _____________   ____________

        Total Additions                 333,156      118,460      5,601,901
                                   ____________   ____________   ____________

Deductions:
  Distributions to Plan
     Participants                        38,463           -         771,221
  Allocation of 3,628 Shares of
     Company Stock at Market                -         66,193         66,193
  Interest on ESOP Loan                     -         16,202         16,202
                                   ____________   ____________   ____________

        Total Deductions                 38,463       82,395        853,616
Net Transfer of Assets (to) from            -             -              -
                                   ____________   ____________   _____________

Net Increase                            294,693       36,065      4,748,285

Net Assets Available for Benefits
     Beginning of Year                1,117,113      165,422     11,576,479
                                   ____________   ____________   _____________

Net Assets Available for Benefits
     End of Year                    $ 1,411,806  $   201,487    $16,324,764
                                   ============  ============   ==============

                The accompanying notes are an integral part of these financial statements.

                       ACCEPTANCE INSURANCE COMPANIES INC.
             EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998


1.     Description of the Plan

       The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       A.       General

                The Acceptance Insurance Companies Inc. Employee Stock Ownership (ESOP) and Tax Deferred Savings Plan (401(k))
                (the Plan) was established to enable participating employees of Acceptance Insurance Companies Inc. (the Company) to share in the growth of the employer and to provide participants with future economic security. Participation in the Plan is voluntary and is applicable to all employees who have been credited with one year of service and attained the age of 21 for the ESOP portion and have been credited with six months of service and attained the age of 21 for the 401(k) portion. The Plan is administered by the Acceptance Insurance Companies Inc. Administrative Committee.

       B.       Contributions

                Employee contributions are invested in one or more funds as elected by the employee. As of December 31, 1998, the following funds were available for investment: Money Market Funds, Income Portfolio, Balanced Portfolio, Capital Appreciation Portfolio, Guaranteed Interest Contracts, and Acceptance Insurance Companies Inc. Common Stock Fund. Employer contributions are invested only in the Acceptance Common Stock Fund for the ESOP portion of the Plan and in one or more funds for the 401(k) portion of the Plan, as directed by the participant. Participants may change their investment options quarterly.

                Each participant may, subject to the maximum limitations under ERISA, contribute to the 401(k) portion from 1% to 15% of their compensation, as defined under the Plan. The Company may, but is not required to, contribute a matching contribution. The Company may also make an additional discretionary contribution. Any Company contributions are determined by the Company's Board of Directors.

       C.       Vesting

                Employer contributions to the ESOP portion of the Plan become vested in accordance with a vesting schedule which increases 20% for each consecutive year of service starting with the third year of service and are fully vested after seven years of service. For the 401(k) portion of the Plan, except upon death, disability or retirement, whereupon employer contributions become fully vested, employer contributions are vested 10% with one year of service and vesting increases to 30%, 50%, 75%, and 100% through five years of service.
                Employee contributions are fully vested at all times.

                       ACCEPTANCE INSURANCE COMPANIES INC.
             EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED
                                DECEMBER 31, 1998


       C.       Vesting - Continued

                The normal form of benefit for a participant who terminates or retires is a lump sum payment. If the participant's account was vested in Acceptance Insurance Companies Inc. common stock, the payment can be in the form of stock or cash. For all other account balances the lump sum payment is in cash only.

       D.       Forfeited Accounts

                For terminated employees withdrawing their vested accounts, forfeited accounts are reallocated to participants in the same proportion each participant's salary reduction is to the total of all participants' salary reduction. ESOP forfeitures are allocated in the same manner as the Employer Discretionary ESOP contribution. During the Plan Year ended December 31, 1998 and 1997, forfeited account balances totaled $42,037 and $35,119, respectively. Amounts allocated to accounts of terminated participants electing to withdraw from the plan were $110 and $20,222, respectively, at December 31, 1998 and 1997.

       E.       Loans to Participants

                The Plan provides that participants may be granted loans subject to certain terms and maximum dollar or vested account balance limits, as defined by the Plan. These loans mature within five years from the date they are granted, except loans for the participant's principal residence can be extended beyond five years. Loan payments are withheld from employee payroll and submitted to the trustee.

       F.       Plan Termination

                The term of the plan is indefinite, but may be amended, modified or terminated at any time by the Company. Regardless of such actions, the principal and income of the Plan remains for the exclusive benefit of the Plan's participants and beneficiaries. In the event the Plan is terminated, with certain exceptions, each participant's account becomes 100% vested. The Company is required to direct the Trustee to distribute the Plan's assets to participants in lump sum distributions, which shall be made in whole shares of Acceptance Insurance Companies Inc. stock to the extent the fund is so comprised and cash.

2.     Summary of Significant Accounting Policies

       A.       Basis of Accounting

                The financial statements of the Acceptance Insurance Companies Inc. Employee Stock Ownership and Tax Deferred Savings Plan are prepared on the accrual basis of accounting.

                       ACCEPTANCE INSURANCE COMPANIES INC.
             EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED
                                DECEMBER 31, 1998



2.     Summary of Significant Accounting Policies - Continued

       B.       Estimates

                The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

       C.       Investment Valuation and Income Recognition

                Investments in equity securities are recorded at fair value. Mutual fund units are recorded at reported net asset value. Investments in guaranteed interest contracts are valued at contract value (See Note 3), which approximates fair value. Participant loans are carried at the balance of outstanding principal.

                Purchases and sales of securities are recorded on a settlement-date basis, which approximates trade-date basis. Interest and dividend income are reported on the accrual basis.

       D.       Payment of Benefits

                Benefits are recorded when paid.

3.     Guaranteed Interest Contracts with Insurance Company

       Assets that were merged into the Plan from the Redland Group 401(k) Plan include a Guaranteed Interest Account entered into with Principal Mutual Life Insurance Company (Principal) on September 1, 1992. Pursuant to the merger, the contracts were transferred to the Plan trustee, who maintains the contributions. During 1998 and 1997, funds from contracts with Principal that had matured were converted to a mutual fund. The contracts are included in the financial statements at contract value, which approximates fair value, as reported to the Plan by Principal. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals.

4.     Exercise of Warrants and ESOP Loan

       Effective November 28, 1994, the Plan exercised its 27,010 warrants to purchase common stock of Acceptance Insurance Companies Inc. at $11.00 a share, for a total purchase price of $297,110, financed by a term note guaranteed by Acceptance Insurance Companies Inc.

                       ACCEPTANCE INSURANCE COMPANIES INC.
             EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED
                                DECEMBER 31, 1998


4.     Exercise of Warrants and ESOP Loan - Continued

       The term note bears interest at 7.5%, payable in annual installments of $56,094, including principal and interest. The annual principal and interest payments are due beginning February 1, 1995, with any remaining principal due February 1, 2001. Effective November 28, 1994, the Company entered into a contribution agreement whereby the Company agrees to contribute to the Plan a sufficient amount to allow the Plan to pay the annual installments of principal and interest on the loan. The Plan agrees to apply any amounts received toward the annual principal and interest installments. Interest of $13,090 was paid by the Company on behalf of the Plan, for the year ended December 31, 1998. Loan principal repayments will be made as follows:


             1999                                                   46,712
             2000                                                   50,216
             2001                                                   28,166
                                                              _____________
                                                              $    125,094
                                                              =============

       The loan is collateralized by the unallocated shares of stock. As the ESOP loan is paid, stock is released from encumbrance and allocated to participants' accounts based on a predetermined formula. The lender has no right against shares that have been released and allocated under the ESOP. Accordingly, the financial statements present separately the assets and liabilities and changes therein related to:

              *   Stock already released and allocated to participant accounts.

              *   Stock not yet allocated to employees (unallocated).

5.     Income Tax Status

       The Internal Revenue Service has informed the Company that the Plan, as amended and restated October 1, 1990, is qualified under Section 401(a) of the Internal Revenue Code (IRC) and is, accordingly, exempt from federal income taxes under the provisions of Section 501(a) of the IRC.

       A participant's contributions to the 401(k) portion of the Plan are made on a pre-tax basis, i.e., they are excluded from gross income for income tax purposes, but are subject to social security taxes. A participant is not subject to federal income taxes on the amount of participant contributions, Company contributions or Plan earnings until such amounts are withdrawn or distributed. The tax consequences to participants will vary depending on the circumstances at the time of distribution.

6.     Fees and Expenses

       Fees and expenses that are incurred directly in the interest of the Plan were paid by Acceptance Insurance Companies Inc. for the years ended December 31, 1998 and 1997.

                       ACCEPTANCE INSURANCE COMPANIES INC.
             EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED
                                DECEMBER 31, 1998

7.     Related Party Transactions

       Silverstone Group, a related party through common management, began administering the Plan on July 1, 1994. As stated in Note 6, all fees incurred for Plan administration were paid by Acceptance Insurance Companies Inc.

8.     Investments

       Investments held by the Plan at December 31, are:



                                                               1998                           1997
                                                       Cost            Market         Cost              Market
                                                 _______________   _____________   ____________     ____________
       *Acceptance Insurance Companies
         Inc. Common Stock (125,777
         shares and 121,893 shares)               $ 1,873,809      $ 2,547,005     $ 1,647,411      $ 2,948,287
       *Acceptance Insurance Companies
         Inc. Common Stock (11,372 shares
         and 15,280 shares encumbered by
         ESOP Loan (Note 4))                          125,092          230,283         168,080          369,585
       Common Stock of unaffiliated
         Companies                                  5,307,936        6,244,126       4,542,544        5,735,877
       Preferred Stock                                222,567          206,211          81,000           54,789
       Unit Investment Trust                          924,943        1,049,550         748,176          817,844
       U.S. Government & Agencies
         Securities                                 1,443,384        1,455,589       1,255,511        1,277,020
       Corporate Bonds                              2,911,935        2,820,001       2,241,250        2,293,501
       Guaranteed Interest Contracts                    -                -              18,181           18,181
       Certificate of Deposit                           -                -             174,935          174,935
       Money Market Fund                            2,516,760        2,516,760       1,040,191        1,040,191
       Participant Loans                                -              507,951           -              449,252
                                                  ______________   _____________   ____________     ___________
                                                  $15,326,426      $17,577,476     $11,917,279      $15,179,462
                                                  ==============   =============   ============     ===========

At December 31, 1998, individual investments representing 5% or more of net assets available are as follows:

                                                    Cost               Market
                                             ______________       _____________
       *Acceptance Insurance Companies
         Common Stock                        $1,998,901           $2,777,288
       Key Trust EB Managed Guaranteed
         Investment Contract                    924,932            1,049,550
       First National Bank-U.S. Government
         Obligation Fund                      2,516,760            2,516,760



*Represents a Party-In-Interest.

                       ACCEPTANCE INSURANCE COMPANIES INC.
             EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED
                                DECEMBER 31, 1998



9.     Reconciliation of Financial Statements to Form 5500

       There were no reconciling items between Form 5500 and these Financial Statements for the year ended December 31, 1998 and 1997.

                       ACCEPTANCE INSURANCE COMPANIES INC.
             EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN
                             ANNUAL REPORT SCHEDULES
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1998
                      TAX IDENTIFICATION NUMBER 31-0742926
                                 PLAN NUMBER 001


         Column B                                             Column C                            Column D             Column E
_______________________________             _________________________________________          _______________     _______________
    Identity of Issue, Borrower             Description of Investment, Including
      Lessor of Similar Party               Collateral, Rate of Interest, Maturity
                                            Date, Par on Maturity Date

         Common Stock                                     Number of Shares                             Cost          Current Value
_______________________________              ________________________________________           ________________    _______________
*Acceptance Insurance Companies                               125,777                            $1,873,809          $2,547,005
*Acceptance Insurance Companies              11,372 collateralized by term note, 7.5%,              125,092             230,283
                                                       maturing 2/1/2001
Allstate Corp                                                   1,300                                29,189              50,050
Amerus Life Holding                                             1,100                                18,150              24,613
Annuity and Life RE (Hldgs)                                     5,700                               110,285             153,900
Apogee Enterprises, Inc.                                        2,200                                25,575              24,750
Bell & Howell Co                                                3,500                                80,610             132,344
Calenergy, Inc.                                                 3,800                                97,682             131,812
Calpine Corporation                                             6,500                               104,000             164,125
Capital Sr Living Group                                        11,000                               148,500             153,313
Chevron Corp                                                      510                                32,601              42,298
Englehard Corp                                                  8,200                               160,271             159,900
Enron Oil & Gas Co                                              8,900                               148,408             153,525
Exel Limited CL A                                               1,850                               139,211             138,750
FHLMC VT                                                        1,500                                32,553              96,656
First State Banc                                                1,985                                33,248              41,189
Foremost Corp of America                                        4,000                                65,265              76,095
Fruit of the Loom CL A                                            920                                29,813              12,708
Geon Company                                                    3,000                                68,568              69,000
H & R Block                                                     4,200                               156,676             189,000
HCC Insurance Holdings, Inc.                                    6,000                               100,838             105,000
Heller Financial                                                4,100                               109,083             119,412
Hexcel Corp                                                     5,800                                28,507              48,575
IHOP Corp                                                       1,140                                28,643              45,529
Input/Output, Inc.                                             16,900                               145,167             123,581
Int'l Multfoods Corp                                            3,900                                82,637             100,669
Interstate Energy Corp                                          5,130                               167,382             165,442
Limited,  Inc.                                                  5,700                               162,056             166,013
Lincoln Electric Co CL A                                        2,158                                33,868              48,015
Loews Corp                                                      1,150                               107,695             112,988
LSI Logic Corp                                                 10,000                               154,689             161,250
Madge Networks NV Com                                          27,000                               114,750              87,750
McCormick & Company, Inc.                                       2,500                                63,125              84,531
Mediaone Group                                                  5,600                               209,540             263,200
Merrill Corp                                                    2,025                                45,942              39,108
Midas Inc Com                                                  10,099                               158,169             314,331
Millipore Corp                                                  4,000                                96,384             113,250
NCR Corporation                                                    80                                 2,376               3,340
Office Depot                                                    7,200                               116,654             266,850
Olsten Corp                                                     9,000                                87,840              66,375
Pier 1 Imports, Inc.                                           11,200                               105,074             108,500
Pinkertons, Inc.                                                3,500                                61,441              74,594
Rent-Way, Inc.                                                    470                                 8,992              11,427


                       ACCEPTANCE INSURANCE COMPANIES INC.
             EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN
                             ANNUAL REPORT SCHEDULES
     ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - CONTINUED
                                DECEMBER 31, 1998
                      TAX IDENTIFICATION NUMBER 31-0742926
                                 PLAN NUMBER 001


       Column B                         Column C                                                    Column D          Column E
_____________________________      _______________________________________________________     _________________   _____________
Identity of Issue, Borrower        Description of Investment, Including Collateral, Rate
Lessor of Similar Party            of Interest, Maturity Date, Par on Maturity Date

    Common Stock                                     Number of Shares                                 Cost         Current Value
_____________________________      _______________________________________________________     _________________   ______________
Rental Service Co                                       7,900                                        170,405            123,931
Reynolds & Reynolds CL A                                1,829                                         31,148             41,953
Richfood Holding Corp                                   8,900                                        170,176            184,675
Rollins, Inc.                                           1,000                                         21,485             17,500
Scana Corp                                              4,200                                        112,445            135,450
TCA Cable TV, Inc.                                        540                                          7,973             19,271
Tele Communications Inc New                             1,800                                         23,186             99,563
Tenet Healthcare Corp                                   5,300                                        147,623            139,125
U S Industries                                         13,870                                        257,242            254,861
U S West Media Group                                       43                                          1,249              2,779
UCAR International                                      3,140                                         81,514             55,931
Unifirst Corp                                           5,800                                        163,850            132,312
Valassis Communications, Inc.                           1,025                                         16,174             52,916
Vulcan Matls                                              500                                         58,611             65,781
Walter Industries, Inc.                                 7,700                                        100,966            117,906
Wang Laboratories                                       5,210                                         84,659            144,578
Werner Enterprises, Inc.                                9,400                                        158,678            166,262
Whitman Corp                                            1,796                                         29,095             45,574
                                                                                                  ___________       ____________

                                    Total Common Stock                                             7,306,837          9,021,414
                                                                                                  ___________       ____________

*Represents a Party-In-Interest

Unit Investment Trust:
Keytrust EB Managed Guaranteed
    Investment Contract                                 6,657                                        924,943          1,049,550
                                                                                                  ___________        ___________

Preferred Stock:
Calenergy Capital Trust                                 1,000                                         48,000             50,000
Host Marriott                                           1,000                                         41,874             40,250
Sealed Air Corp                                         1,000                                         41,343             51,874
Westbridge Cap Corp                                        40                                         36,000              5,511
Microsoft Corp                                            500                                         45,000             48,876
Taylor Capital Group, Inc.                                400                                         10,350              9,700
                                                                                                  ____________       ___________

                                    Total Preferred Stock                                            222,567            206,211
                                                                                                  ____________       ___________
U.S. Government and Agencies Securities:
U.S. Treasury                                          67,000                                         64,741             75,333
                                        Note Dated 8/15/94 - 7.25% Mat-8/15/2004
U.S. Treasury                                         100,000                                        105,063            104,563
                                        Bond Dated 5/15/75 - 8.25% Mat-5/15/2005
FFCB                                                  100,000                                        100,000            100,156
                                        Note Dated 12/2/98 - 5.15% Mat-12/03/03
FHLB                                                   50,000                                         50,375             50,469
                                        Bond Dated 9/10/97 - 7.024% Mat-9/10/2007-99
FHLB                                                  100,000                                        101,156            100,812
                                        Bond Dated 8/20/97 - 7.3% Mat-8/20/2012-99

                       ACCEPTANCE INSURANCE COMPANIES INC.
             EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN
                             ANNUAL REPORT SCHEDULES
     ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - CONTINUED
                                DECEMBER 31, 1998
                      TAX IDENTIFICATION NUMBER 31-0742926
                                 PLAN NUMBER 001



           Column B                                               Column C                              Column D        Column E
_______________________________________      ______________________________________________________   ______________  ____________
Identity of Issue, Borrower                  Description of Investment, Including Collateral, Rate
Lessor of Similar Party                      of Interest, Maturity Date, Par on Maturity Date

U.S. Government and Agencies Securities                         Number of Shares                          Cost        Current Value
_______________________________________      ______________________________________________________   ______________  _____________
FHLB                                                                75,000                                 75,000           75,539
                                                Bond Dated 10/29/97 - 6.03% Mat-10/29/2002-99
FHLMC                                                               90,000                                 89,986           90,084
                                                Deb. Dated 8/26/98 - 6.0% Mat-8/26/2002-99
FHLMC                                                              100,000                                101,613          101,188
                                                Deb. Dated 6/10/96 - 7.84% Mat-6/9/2006-99
FHLMC                                                               75,000                                 76,688           76,055
                                                Deb. Dated 7/05/96 - 7.86% Mat-7/6/2006
FHLMC                                                              125,000                                125,000          124,180
                                                Deb. Dated 11/17/98 - 5.3% Mat-5/15/2002-2000
FHLMC                                                              100,000                                 99,840           99,812
                                                Deb. Dated 12/7/98 - 4.75% Mat-12/14/2001
FNMA                                                               100,000                                100,608          100,370
                                                Note Dated 4/2/96 - 6.83% Mat-4/2/2003-1999
FNMA                                                                100,000                               101,750          101,700
                                                Note Dated 10/11/96 - 7.42% Mat-10/12/2006-1999
FNMA                                                                125,000                               126,875          126,763
                                                Note Dated 10/10/97 - 7.25% Mat-10/12/2012-1999
FNMA                                                                100,000                                99,750          103,460
                                                Note Dated 2/13/98 - 6.27% Mat-2/13/2008-2003
FNMA                                                                 25,000                                24,939           25,105
                                                Note Dated 1/23/98 - 5.9% Mat-1/24/2003-2000
                                                                                                      ____________      ___________

                                             Total U.S. Government and Agencies Securities              1,443,384        1,455,589
                                                                                                      ____________      ___________

Corporate Bonds:
AES                                          5,000 - 10.25% Mat-7/15/2006-01                                5,200            5,425
Agricul Minerals & Chems                     30,000 - 10.75% Mat-9/30/2003-98                              31,613           30,651
Archibald Candy Corp                         110,000 - 10.25% Mat-01/01/2004-01                           118,937          111,650
Avatar Holdings, Inc.                        50,000 - 7.00% Mat-04/01/2005-01                              50,000           41,312
Avondate Mills, Inc.                         70,000 - 10.25% Mat-5/1/2006-01                               69,038           73,500
Caesars World, Inc.                          50,000 - 8.3875% Mat-8/15/2002-97                             51,624           50,250
Coinmach Corp                                105,000 - 11.75% Mat-11/15/2005-00                           114,581          114,597
Cole National Group                          85,000 - 9.875% Mat-12/31/2006-01                             88,363           89,250
Collins & Aikman Products                    80,000 - 11.5% Mat-4/15/2006-01                               89,600           83,400
Commercial Federal Corp                      50,000 - 7.95% Mat-12/01/2006-01                              50,000           49,500
Delco Remy                                   115,000 - 8.625% Mat-12/15/2007-02                           118,306          117,151
Drypers Corp                                 100,000 - 10.25% Mat-6/15/2007-02                            104,625           96,200
Dynacare, Inc.                               40,000 - 10.75% Mat-1/15/2006-01                              41,025           40,380
General Elec Cap                             85,000 - 6.66% Mat-05/01/2018-1996                            86,275           86,505
Giant Industries, Inc.                       105,000 - 9% Mat-09/01/2007-02                               108,544          102,837
GMAC                                         25,000 - 5.875% Mat-1/22/2003                                 24,916           25,235
Goldman Sachs                                30,000 - 6.25% Mat-10/14/2003                                 29,814           30,402
Hayes Wheels Int Co                          70,000 - 11.0% Mat-7/15/2006-01                               76,125           77,791
Host Marriott Travel Plaza                   105,000 - 9.5% Mat-5/15/2005-00                              106,856          109,935


                       ACCEPTANCE INSURANCE COMPANIES INC.
             EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN
                             ANNUAL REPORT SCHEDULES
     ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES-CONTINUED
                                DECEMBER 31, 1998
                     TAX IDENTIFICATION NUMBER 31-0742926
                                 PLAN NUMBER 001

        Column B                                          Column C                                 Column D           Column E
____________________________          ______________________________________________________      ____________      _____________
Identity of Issue, Borrower           Description of Investment, Including Collateral, Rate
Lessor of Similar Party               of Interest, Maturity Date, Par on Maturity Date

Corporate Bonds                                        Number of Shares                              Cost           Current Value
____________________________          ______________________________________________________   _____________       ______________
Keebler Corp                          90,000 - 10.75% Mat-7/01/2006-01                              101,138              98,091
Key Energy Services                   25,000 - 5% Mat-09/15/2004-00                                  21,500              11,156
L-3 Communications                    120,000 - 8.5% Mat-5/15/2008                                  119,916             125,100
Mark IV Industries, Inc.              50,000 - 4.75% Mat-11/1/2004-00                                50,000              40,310
Maxxim Medical, Inc.                  100,000 - 10.5% Mat-08/01/2006-01                             107,944             107,750
Moog, Inc.                            55,000 - 10.0% Mat-5/1/2006-01                                 55,605              55,198
Nabi, Inc.                            40,000 - 6.5% Mat-2/1/2003-99                                  39,000              24,850
Navistar Internatl Corp               35,000 - 8.% Mat-2/1/2008-03                                   35,044              35,658
Newport News Shipbuilding Co.         105,000 - 9.25% Mat-12/1/2006-01                              109,725             111,888
Novacare, Inc.                        50,000 - 5.5% Mat-1/15/2000-96                                 45,006              35,405
Nuevo Energy Co                       65,000 - 9.5% Mat-4/15/2006-01                                 65,675              63,700
Outdoor Systems, Inc.                 70,000 - 9.325% Mat-10/15/2006-01                              71,750              75,866
Owens & Minor, Inc.                   70,000 - 10.875% Mat-6/1/2006-01                               72,956              74,585
Park Ohio Industries                  110,000 - 9.25% Mat-12/1/2007-2002                            116,875             112,475
Parker Drilling Co.                   50,000 - 5.5% Mat-8/1/2004-2000                                47,469              30,816
Premier Parks                         35,000 - 9.75% Mat-1/14/2007-02                                35,641              38,192
Quantum Health Res., Inc.             50,000 - 4.75% Mat-10/1/2000-95                                46,125              42,812
Quest Diagnostics, Inc.               80,000 - 10.75% Mat-12/15/2006-01                              84,187              88,704
Scotsman Group, Inc.                  105,000 - 8.625% Mat-12/15/2007-2002                          107,231             102,837
Slater Brothers                       50,000 - 11.0% Mat-3/1/2001                                    50,312              52,235
Swift Energy Co.                      50,000 - 6.25% Mat-11/15/2005-99                               46,438              40,440
Tekni-Flex, Inc.                      105,000 - 11.25% Mat-4/1/2007-2002                            116,956             115,962
                                                                                               _____________      _______________

                                      Total Corporate Bonds                                       2,911,935           2,820,001
                                                                                               _____________      _______________

Money Market Fund:
First National Bank of Omaha          2,516,760 units                                             2,516,760           2,516,760
                                                                                               _____________      _______________

Participant Loans                     Participant loans bearing various dates & interest
                                      rates                                                          -                  507,951
                                                                                               _____________      _______________

Total Investments                                                                              $ 15,326,426        $ 17,577,476
                                                                                               =============      ===============

                       ACCEPTANCE INSURANCE COMPANIES INC.
             EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN
                             ANNUAL REPORT SCHEDULES
     ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - CONTINUED
                                DECEMBER 31, 1998
                      TAX IDENTIFICATION NUMBER 31-0742926
                                 PLAN NUMBER 001






       Column B                                               Column C                                Column D        Column E
____________________________            ______________________________________________________       __________    ______________
Identity of Issue, Borrower             Description of Investment, Including Collateral, Rate
Lessor of Similar Party                 of Interest, Maturity Date, Par on Maturity Date

   Corporate Bonds                                          Number of Shares                            Cost        Current Value
___________________________             ______________________________________________________       __________    _______________
Participant Loans                       Participant loans bearing various dates &
                                        Interest rates                                                   -               -
                                                                                                     ==========    ==============


                       ACCEPTANCE INSURANCE COMPANIES INC.
             EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN
                             ANNUAL REPORT SCHEDULES
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                DECEMBER 31, 1998
                      TAX IDENTIFICATION NUMBER 31-0742926
                                 PLAN NUMBER 001



Series Transactions, When Aggregated, Involving an Amount in Excess of 5 Percent of the Current Value of Plan Assets


   Column A               Column B          Column C         Column D          Column E         Column F          Column G
_____________            ___________       ___________      __________      _____________    _____________       _________
 Identity of              Description         Number          Number             Total           Total
   Party                     of                of              of            Dollar Value     Dollar Value          Net
  Involved                 Assets           Purchases        Sales           of Purchases       of Sales           Change


 First National             Money
 Bank of                    Market
 Omaha                      Funds           Various          Various         $ 13,867,113     $ 12,516,079       $1,351,034


 SPDR TR                    Unit
  Unit Seri                 Trust              5                 4           $    363,052     $    988,037       $  624,985

                          TIGHE, MASSMAN & NELSON, P.C.
                          CERTIFIED PUBLIC ACCOUNTANTS

                                13310 "I" Street
                              Omaha, Nebraska 68137
                                 (402) 330-7099
                               FAX (402) 330-0809


J. William Tighe, C.P.A. (1930-1989)
Michael L. Massman, C.P.A.
George E. Nelson, C.P.A.
Dean M. Broich, C.P.A.
James A. Reinig, C.P.A.

           _______

G. Michael Gillain




EXHIBIT 23



INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in the registration statement on Form S-8 of Acceptance Insurance Companies Inc. relating to the Acceptance Insurance Companies Inc. Employee Stock Ownership and Tax Deferred Savings Plan of our report dated June 2, 1999, appearing in this Annual Report on Form 11-K of the Acceptance Insurance Companies Inc. Employee Stock Ownership and Tax Deferred Savings Plan for the year ended December 31, 1998.



                                            /s/ Tighe, Massman & Nelson, P.C.
                                                Certified Public Accountants


Omaha, Nebraska
June 3, 1999